Exhibit 99.2
CAESARSTONE ANNOUNCES PLANNED TRANSITION TO NEW CHIEF FINANCIAL OFFICER

MP MENASHE, Israel--(BUSINESS WIRE) – Caesarstone, Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced that it had begun a process of transition to a new Chief Financial Officer. This follows Yair Averbuch’s notification that he has chosen to leave the company with a planned departure date of January, 23, 2018.  The Company is appreciative of what it believes to be ample notice to effect a seamless transition and has already begun a search process for a new Chief Financial Officer.

Raanan Zilberman, Caesarstone’s Chief Executive Officer, commented, "The Company conveys its deep appreciation to Yair for his important contributions to Caesarstone and its shareholders over the last seven years. We wish him well and are pleased to have his support through a transitional period.  We have already commenced a search and expect to identify a highly-qualified financial executive who will help the Company move forward with a fresh perspective and energetic leadership.

Yair Averbuch, Caesarstone’s Chief Financial Officer, said, “It has been an honor to provide financial leadership to Caesarstone.  I will always be proud of what our team has accomplished and grateful for the time I’ve spent with our many fine employees, customers, investors and stakeholders.  Working together, we have all helped Caesarstone achieve a strong, global leadership position in our industry.”

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the operation of our U.S plant; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

James Palczynski
Investor Relations
+1 (203) 682-8229
jp@icrinc.com